QVC EXTENDS TENDER OFFER

  WEST CHESTER, Pa., Jan. 10 -- QVC (NASDAQ: QVCN) announced today that it has extended the expiration date of its tender offer for 50.1%
of the common stock of Paramount Communications Inc. (NYSE: PCI) to 12 midnight, New York City time on Friday, Jan. 21, 1994. As of 12 midnight, New York City time on Friday, Jan. 7, 1994, approximately 26,843,070 shares of Paramount common stock had been tendered in the offer.

  QVC is informing the Paramount Board of Directors of QVC's position that Viacom has violated the bidding procedures and QVC is requesting that Paramount take appropriate action in light of that violation. QVC will await the action of the Paramount Board on Wednesday before deciding what additional action to take.

  CONTACT: Press: Michael Rourke, 212-371-5999 or Donald Van de Mark, 215-429-5666, both of QVC; or Investors: William F. Costello of QVC, 215-430-8938, or Diana Brainerd of Abernathy/MacGregor/Scanlon, 212-371-5999